[Letterhead of Wachtell, Lipton, Rosen, and Katz]

October 18, 2012

VIA SECURE EMAIL

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Spinco Inc.
Registration Statement on Form S-4/S-1
Filed September 5, 2012
File No. 333-183727

Dear Ms. Long:

On behalf of Eagle Spinco Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4/S-1 filed with the Commission on September 5, 2012 (the “Registration Statement”) contained in your letter dated October 2, 2012 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof, along with a version of Amendment No. 1 marked to show the changes made to the Registration Statement.

Ms. Pamela Long

October 18, 2012

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Eagle Spinco Inc., PPG Industries, Inc. and Georgia Gulf Corporation. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable. This will eliminate the need for us to repeat similar comments.

RESPONSE: The Company and Georgia Gulf have revised the documents in response to the Staff’s comment to ensure consistency of disclosure throughout each of the documents filed on behalf of the Company and Georgia Gulf, except where the context requires otherwise.

2.	As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the PPG shareholders on the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with these rules’ requirements and inform us of your intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer. We may have further comments upon review of your response.

RESPONSE: Unless there is a Mandatory Extension, the final exchange ratio used to determine the number of shares of Splitco common stock that PPG shareholders who properly tender their PPG common stock will receive for each share of PPG common stock accepted in this exchange offer will be announced by press release no later than 4:30 p.m., New York City time, on the expiration date of the exchange offer. At such time, the final exchange ratio will be available at a website address disclosed by the Company in the Registration Statement and from the information agent at the toll–free number provided on the back cover of the Registration Statement. Additionally, PPG will announce whether the upper limit on the number of shares that can be received for each share of PPG common stock tendered will be in effect at the expiration of the exchange offer period, at the website address disclosed by the Company in the Registration Statement and by press release, no later than 4:30 p.m., New York City time, on the expiration date. Throughout the exchange offer, indicative exchange ratios will also be available both on the website disclosed by the Company in the Registration Statement and from the information agent at the toll–free number provided on the back cover of the Registration Statement. During the three-day calculation period, indicative calculated per-share values and exchange ratios will be updated on the website every three hours starting at 10:30 a.m., New York City time.

Ms. Pamela Long

October 18, 2012

Pursuant to Exchange Act Rules 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), the Company acknowledges that in the event (1) there is a prospectus supplement containing a material change other than price or share levels, the Company will keep the exchange offer open for five business days, (2) there is a prospectus supplement containing a change in price, the amount of securities sought, the dealer’s soliciting fee, other similarly significant change or a prospectus supplement is included as part of a post-effective amendment, the Company will hold the exchange offer open for ten business days or (3) the prospectus is revised due to the fact the initial prospectus was materially deficient, the Company will hold the exchange offer open for 20 business days.

The Company is seeking no-action letter relief with respect to the contemplated structure of this exchange offer, as evidenced by the no-action letter submitted by the Company to the Commission on the date hereof.

3.	Supplementally, please tell us under what exemption the issuance of Splitco’s Debt Securities to PPG is being made.

RESPONSE: The Company believes that because the issuance of Splitco’s Debt Securities to PPG is made without any public offering, such issuance is exempt from the provisions of Section 5 of the Securities Act of 1933 (the “Securities Act”) pursuant to Section 4(a) of the Securities Act which states that the provisions of Section 5 of the Securities Act shall not apply to transactions by an issuer not involving any public offering.

4.	You disclose that in the event the exchange offer is undersubscribed, any remaining shares of Splitco common stock owned by PPG will be distributed on a pro rata basis to PPG shareholders whose shares of PPG common stock remain outstanding after the consummation of the exchange offer. It appears that in the event of a distribution of any outstanding shares of Splitco common stock to the PPG shareholders via a spin-off, PPG should be identified as an underwriter as such term is defined in Section 2(a)(11) of the Securities Act. In this regard, we also note the Commission’s guidance in Section B.5 of Staff Legal Bulletin No. 4 (CF) dated September 16, 1997. Please revise your disclosure accordingly.

RESPONSE: The Company does not believe that PPG should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the distribution of shares of Splitco common stock in the exchange offer (and, if applicable, the pro rata distribution). The Company believes that identifying PPG as an underwriter would give more weight to the form of the exchange offer transaction rather to the substance of the transaction as a whole.

The Company does not believe that the issuance of shares of the Company’s common stock should be viewed as a purchase of the Company’s common stock by PPG with a view towards distribution. The Company is merely a vehicle to effect the transactions contemplated by the Registration Statement in an efficient manner and the issuance of the Company’s common stock to PPG and subsequent offering of the Company’s common

Ms. Pamela Long

October 18, 2012

stock in the exchange offer is essentially an intermediary step to effect the ultimate transfer of the PPG chlor-alkali and derivatives business to Georgia Gulf. The Company emphasizes that in exchanging shares of common stock of the Company for shares of common stock of PPG, PPG is not acting as an intermediary between the Company and the purchasers of the Company’s common stock in distributing shares of common stock for the Company’s account and, therefore, is not acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. As such, the Company believes that the exchange offer should be viewed in the context of the transaction as a whole in which PPG is transferring the PPG chlor-alkali and derivatives business to Georgia Gulf and that the distribution of the Company’s common stock in the exchange offer should not be viewed as a public offering of the Company’s common stock by PPG for the PPG chlor-alkali and derivatives business.

This analysis is supported by the view of the Division of Corporation Finance as set forth in Staff Legal Bulletin No. 4, dated September 16, 1997. The Bulletin focuses on whether a spin-off is a “sale” of securities by a parent. Although the Bulletin only addresses the question of whether a parent is deemed to be an “underwriter” in the context of a spin-off of restricted securities, the Company believes that the Bulletin provides useful guidance in connection with the proposed transaction. The Bulletin distinguishes between a parent that recently acquired restricted stock from a third-party (e.g., in the recent acquisition of the subsidiary) and a parent that formed the subsidiary being spun off. In the case of the former, the Bulletin notes that the parent may be an underwriter (unless shares are held for more than 2 years) and in the latter case, in the view of the Division the parent would not be deemed to be an underwriter regardless of when the subsidiary was formed. The Company believes that the formation of the Company and the issuance of shares of the Company’s common stock to PPG to facilitate the transaction with Georgia Gulf is analogous to the latter situation. Based on the foregoing, the Company believes that PPG is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the distribution of the shares of the Company’s common stock in the exchange offer.

5.	We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of Splitco common stock received in the exchange, or the upper limit with respect to the number of shares of Splitco common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

RESPONSE: The Company confirms that it understands that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

Ms. Pamela Long

October 18, 2012

6.	Please provide the audited financial statements of the registrant (balance sheet) in your next amendment.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to clarify the relationship between the Company and the PPG Chlor-alkali and Derivatives Business, for which financial statements have been provided in the Registration Statement. See the explanatory note of Amendment No. 1 and pages 18 and 87.

Registration Statement Cover Page

7.	Please revise your disclosure to indicate that the approximate date of commencement of proposed sale of securities to the public will be as soon as possible following the effective date of the registration statement and satisfaction or waiver of all other conditions to the consummation of the exchange offer.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See the cover page of Amendment No. 1.

8.	Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to check the Rule 415 box on the cover of the Registration Statement. See the cover page of Amendment No. 1.

Calculation of Registration Fee Table

9.	Please revise footnote (1) disclosure to correct the reference to Rule 416 under the Securities Act of 1933.

RESPONSE: The Company has revised the Calculation of Registration Fee table and the associated footnote (1) to correct the reference to Rule 416 under the Securities Act of 1933. See the cover page of Amendment No. 1.

Prospectus Cover Page

10.	Please provide disclosure similar to the one provided on page 4 of the registration statement that explains that the PPG shareholders who participate in the exchange offer will be receiving Splitco common stock at a discount to the per-share value of Georgia Gulf Common Stock.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See the prospectus cover page in Amendment No. 1.

Ms. Pamela Long

October 18, 2012

11.	Please revise disclosure in the second paragraph to clarify that each share of Splitco common stock immediately outstanding before the merger will be converted into a right to receive in the aggregate a number of shares of Georgia Gulf common not greater than 35,200,000 shares of Georgia Gulf common shares.

RESPONSE: The Company does not believe it is necessary to revise the disclosure in the second paragraph of the prospectus cover page to clarify that each share of Splitco common stock immediately outstanding before the merger will be converted into a right to receive in the aggregate a number of shares of Georgia Gulf common not greater than 35,200,000 shares of Georgia Gulf common shares. The current language that appears in the Registration Statement states that each share of Splitco common stock will be converted into the right to receive a number of shares of Georgia Gulf common stock equal to (a) the greater of (i) 35,200,000 shares of Georgia Gulf common stock or (ii) the product of (x) the number of shares of Georgia Gulf common stock issued and outstanding immediately prior to the effective time of the merger multiplied by (y) 1.02020202, divided by (b) the number of shares of Splitco common stock issued and outstanding immediately prior to the effective time of the merger. Pursuant to the Merger Agreement, as amended on August 31, 2012, the Company will authorize the issuance of a number of shares of Company common stock such that the total number of shares of Company common stock outstanding immediately prior to the merger will be that number that results in the exchange ratio in the merger equaling one. As a result, each share of Splitco common stock immediately outstanding before the merger will be converted into a right to receive one share of Georgia Gulf common stock, a number that is far smaller than 35,200,000 shares of Georgia Gulf common stock.

12.	The disclosure at the end of the third paragraph contemplates a “voluntary extension following a Mandatory Extension.” We are unable to locate in the filing disclosure related to this voluntary extension. Please advise or revise.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. See the prospectus cover page in Amendment No. 1.

Summary, page 16

The Transactions, page 17

13.	Please explain what constitutes “the time of determination” in the last sentence of the last paragraph on page 17.

RESPONSE: “[T]he time of determination” in the last sentence of the last paragraph on page 17 of the Registration Statement is meant to refer to the time when the value of the consideration to be paid by Georgia Gulf is calculated, which will occur on the expiration date of the exchange offer when the Company will announce the final exchange ratio used to determine the shares of Splitco common stock that PPG shareholders receive for each share of PPG common stock accepted in the exchange offer.

Ms. Pamela Long

October 18, 2012

Conditions for Consummation of this Exchange Offer, page 23

14.	We note that the conditions to the consummation of the exchange offer listed on page 70 differ from the conditions listed here. We note in particular, the lack of the registration statement being declared effective as a material condition to the exchange offer. Please revise your disclosure accordingly.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See page 24.

This Exchange Offer, page 57

15.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

RESPONSE: The Company hereby confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company also hereby confirms that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

16.	With a view towards disclosure please tell us how the parties arrived at the upper limit with respect to the number of Splitco common stock to be issued in the exchange offer. To the extent that this upper limit represents a minimum/maximum value of the shares of Georgia Gulf to be received in the merger, please disclose this value.

RESPONSE: The aggregate number of shares of Company common stock to be issued in the exchange offer is described above in the Company’s response to Comment 11. The Company notes that there is no upper limit with respect to the aggregate number of shares of Company common stock to be issued in the exchange offer.

The upper limit described in the Registration Statement is a limit on the number of shares of Georgia Gulf common stock a PPG shareholder can receive for each share of PPG common stock that such shareholder tenders in the exchange offer. The upper limit is designed to ensure that an unusual or unexpected drop in the trading price of Georgia Gulf common stock, relative to the trading price of PPG common stock, would not result in an unduly high number of shares of Company common stock (and, as a result, Georgia Gulf common stock) being exchanged for each share of PPG common stock accepted in the exchange offer. The upper limit, which the Company has not yet determined, does not represent a minimum or maximum value for the shares of Company common stock to be issued in the merger.

Ms. Pamela Long

October 18, 2012

Extension; Termination; Amendment, page 69

Extension, Termination or Amendment by PPG, page 69

17.	We note your disclosure in the third paragraph. Please revise your disclosure to clarify that your obligation to extend the offer period so that at least five business days remain in the offer following notice of the material change, encompasses also a waiver of a material condition.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See page 70.

Conditions for Consummation of this Exchange Offer, page 70

18.	Refer to the penultimate paragraph on page 71 relating to PPG’s failure to exercise its rights to waive an offer condition. Note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

RESPONSE: The Company confirms its understanding of the Staff’s position in the Staff’s comment.

The Separation Agreement, page 157

19.	Please delete the statement in the second paragraph of this section that shareholders should not rely on general descriptions of assets and liabilities in the Separation Agreement.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment. See page 162.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long

October 18, 2012

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1221 or by email at sarosenblum@wlrk.com.

Sincerely,

/s/ Steven A. Rosenblum

Steven A. Rosenblum

cc:	Michael H. McGarry
Eagle Spinco Inc.